UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

KSW, INC.

(Name of Subject Company)

KOOL ACQUISITION CORPORATION

(Offeror)

KOOL ACQUISITION LLC

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

48268R106

(CUSIP Number of Class of Securities)

Richard O’Toole

Executive Vice President

Kool Acquisition LLC

c/o The Related Companies, L.P.

60 Columbus Circle

New York, NY 10023

Telephone: (212) 801-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$32,067,126.00	$3,674.89

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $5.00 cash per share (i) all 6,386,625 outstanding shares of common stock, par value $0.01 per share, of KSW, Inc.; and (ii) 134,001 shares of common stock, par value $0.01 per share, of KSW, Inc., issuable pursuant to outstanding options with an exercise price less than $5.00 per share, which is calculated by multiplying the number of shares underlying an outstanding option with an exercise price less than $5.00 by an amount equal to $5.00 minus the exercise price for such option, in each case as of September 7, 2012, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001146.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,674.89	Filing Party:	Kool Acquisition LLC
Form or Registration No.:	Schedule TO	Date Filed:	September 12, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 19, 2012, amends and supplements the Tender Offer Statement on Schedule TO filed on September 12, 2012 (as further amended and supplemented, the “Schedule TO”), relating to the offer by Offeror (as defined below) to purchase all of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of KSW, Inc., a Delaware corporation (“KSW”), at a purchase price of $5.00 per Share, net to the seller in cash, without interest less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Kool Acquisition Corporation, a Delaware corporation (“Offeror”) and Kool Acqusition LLC, a Delaware limited liability company (“Parent”), on September 12, 2012, as amended by this Amendment No. 1 and the Solicitation/Recommendation Statement on Schedule 14D–9 filed with the SEC by KSW on September 12, 2012, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by KSW stockholders before any decision is made with respect to the Offer. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Offeror, KSW and, solely with respect to Section 9.12 of the Merger Agreement, The Related Companies, L.P. (“Parent Guarantor”).

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”, incorporated by reference into Section (a)(5) of Item 11 of the Schedule TO, is hereby amended and supplemented by inserting after the last paragraph thereof the following:

“Legal Proceedings—Stockholder Litigation. On September 18, 2012, a putative stockholder class action lawsuit was filed against KSW, the KSW Board, Offeror, Parent and Parent Guarantor in the Court of Chancery of the State of Delaware encaptioned Thomas McCormack v. KSW, Inc. et al., Case No. CA7875. The plaintiff in the case purports to sue on behalf of a class of KSW stockholders and alleges that the members of the KSW Board breached their fiduciary duties by, among other things, KSW entering into the proposed transaction with affiliates of Parent Guarantor without taking reasonable steps to maximize stockholder value and without performing a meaningful market check or bargaining for a “go shop”, agreeing to sell KSW at an inadequate price, and filing a materially incomplete and misleading Schedule 14D-9. The complaint also alleges that Offeror, Parent and Parent Guarantor aided and abetted the purported breach of fiduciary duties. The complaint seeks, among other things, an injunction prohibiting consummation of the proposed transaction or, if the transaction is consummated, rescinding the transaction or rescissory damages, and costs, including reasonable attorneys’ fees, expenses, and expert fees. In addition, on September 19, 2012, the plaintiffs filed a motion for a preliminary injunction. Offeror and Parent believe that the Thomas McCormack suit is without merit and anticipate that they will vigorously defend against such action.

On September 18, 2012, a putative stockholder class action lawsuit was filed against KSW, the KSW Board, Offeror, Parent and Parent Guarantor in the Supreme Court of the State of New York encaptioned Special Trading Fund v. Floyd Warkol et al., Index No. 653253/2012. The plaintiff in the case purports to sue on behalf of a class of KSW stockholders and alleges that the members of the KSW Board breached their fiduciary duties by, among other things, causing KSW to enter into the proposed transaction with affiliates of Parent Guarantor as a result of an inadequate sales process, agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid on KSW successfully, and filing a materially incomplete and misleading Schedule 14D-9. The complaint also alleges that Offeror, Parent and Parent Guarantor aided and abetted the purported breach of fiduciary duties. The complaint seeks, among other things, compensatory and rescissory damages, and costs, including reasonable attorneys’ fees, expenses, and expert fees. Offeror and Parent believe that the Special Trading Fund suit is without merit and anticipate that they will vigorously defend against such action.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2012	KOOL ACQUISITION CORPORATION

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

Dated: September 19, 2012	KOOL ACQUISITION LLC

	By:	/s/ Richard O’Toole
	Name:	Richard O’Toole
	Title:	Executive Vice President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	Offer to Purchase, dated September 12, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(5)(A)	Joint Press Release, dated September 10, 2012, issued by Parent Guarantor and KSW (incorporated by reference to the Schedule TO-C filed by Offeror and Parent with the SEC on September 10, 2012).*

(a)(5)(B)	Joint Press Release issued by Parent Guarantor and KSW, dated September 12, 2012.*

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 7, 2012, by and among Parent, Offeror, Parent Guarantor (solely with respect to Section 9.12) and KSW (incorporated by reference to Exhibit 2.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(2)	Tender and Support Agreement, dated as of September 7, 2012, by and among Parent, Offeror and Mr. Floyd Warkol (incorporated by reference to Exhibit 10.1 to KSW’s Current Report on Form 8-K, File No. 001-32865, filed with the SEC on September 10, 2012).*

(d)(3)	Confidentiality Agreement, dated June 22, 2012, by and between Parent Guarantor and KSW.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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